Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FINANCE OF AMERICA COMPANIES INC.

* * * * *

The undersigned, for purposes of amending the Amended and Restated Certificate of Incorporation (the “Certificate”) of Finance of America Companies Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The amendment to the Certificate set forth below was duly adopted by the Board of Directors and the stockholders of the Corporation pursuant to and in accordance with Section 242 of the DGCL (with the stockholders adopting such amendment by consent in lieu of a meeting pursuant to Section 228 of the DGCL).

SECOND: The Certificate is hereby amended by adding the following to the end of Article IV, as a new Paragraph E of Section 4.3:

“Upon the effectiveness of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the “Effective Time”), every 10 shares of Class A common stock, par value $0.0001 per share (the “Old Class A Common Stock”), that are issued and outstanding or held in treasury immediately prior to the Effective Time shall, automatically and without any further action on the part of the Corporation or the holders thereof, be reclassified as and combined into one (1) validly issued, fully paid and non-assessable share of Class A Common Stock. The reclassification of the shares of Old Class A Common Stock effected hereby shall be referred to as the “Reverse Stock Split.” No fractional shares shall be issued at the Effective Time pursuant to the Reverse Stock Split and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those holders of Old Class A Common Stock who would otherwise have been entitled to receive a fractional share at the Effective Time pursuant to the Reverse Stock Split, and after the transfer agent’s completion of such sale, such holders shall receive a cash payment (without interest or deduction) from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.”

THIRD: Except as herein amended, the Certificate, as amended herein, shall remain in full force and effect.

FOURTH: This Amendment will become effective on July 25, 2024 at 5:00 p.m. (Eastern Time).

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 23rd day of July, 2024.

/s/ Lauren Richmond
Name: Lauren E. Richmond
Title: Chief Legal Officer, General Counsel & Secretary